UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 21, 2020

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - UPDATED PRELIMINARY ECONOMIC ASSESSMENT FOR THE GRAMALOTE PROJECT IN COLOMBIA**



AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Reg. No. 1944/017354/06

ISIN. ZAE000043485 – JSE share code: ANG

CUSIP: 035128206 – NYSE share code: AU

("AngloGold Ashanti" or "AGA" or the "Company")

21 January 2020

NEWS RELEASE

Updated Preliminary Economic Assessment for the Gramalote Project in Colombia

(JOHANNESBURG – NEWS RELEASE) – The below market statement was published earlier today by B2Gold Corp., AngloGold Ashanti's Joint Venture partner in, and manager of, the Gramalote project in Colombia. Both partners use different gold price assumptions in calculating Mineral Resources and returns from the project. In addition, the companies are subject to different regulatory frameworks, notably NI 43-101 for B2Gold and SAMREC for AngloGold Ashanti.

AngloGold Ashanti will provide all necessary support to B2Gold as it works to advance this project in one of the world's most important new gold-producing regions. AngloGold Ashanti duplicates the B2Gold statement here for information purposes only.

B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("**B2Gold**" or the "**Company**") is pleased to announce positive results from the Updated Preliminary Economic Assessment ("**PEA**") for the Gramalote Ridge deposit ("**Gramalote Ridge**") at the Gramalote gold project in Colombia (the "**Gramalote Project**"), a joint venture between B2Gold and AngloGold Ashanti Ltd. ("**AGA**"). B2Gold assumed the role of the manager of the Gramalote joint venture on January 1, 2020. All dollar figures are in United States dollars unless otherwise stated.

Highlights

- Assuming an effective date of January 1, 2020 and a gold price of $1,350[1] per ounce, Gramalote Ridge project economic highlights from the PEA (100% basis) include:
  - Open pit gold mine with an initial life of mine ("**LOM**") of 13.6 years based on current Indicated and Inferred Mineral Resources (for Gramalote Ridge only)
  - LOM gold production of 3.85 million ounces
  - Average annual gold production of 416,600 ounces per year for the first 5 full years of production
  - Average annual gold production LOM of 283,990 ounces per year at $544 cash operating cost per ounce

---

[1] *AngloGold Ashanti will publish its own pricing sensitivities upon completion of the Feasibility Study*

- o Average LOM all-in sustaining costs ("**AISC**") of $648 per ounce of gold, and average LOM all-in costs (including pre-production capital costs) of $882 per ounce of gold
- o Annual processing rate of 11.0 million tonnes per annum ("**Mtpa**")
- o Average LOM gold recovery of 94.3% from conventional milling, flotation and cyanide leach of the flotation concentrate
- o Estimated pre-production capital cost of $901 million (includes approximately $160 million for mining equipment)
- o LOM pre-tax net cash flow of $1,827 million, and after-tax net cash flow of $1,283 million
- o Assuming a discount rate of 5%, net present value ("**NPV**") pre-tax of $1,027 million and NPV after-tax of $671 million, generating an after-tax internal rate of return ("**IRR**") of 18.1% at the project construction decision date (estimated to be January 1, 2021), with a project payback (including construction capital) of 3.6 years
- o Assuming a gold price of $1,500 per ounce and a discount rate of 5%, NPV pre-tax increases to $1,394 million and NPV after-tax increases to $928 million, generating an after-tax IRR of 21.9% at the project construction decision date (estimated to be January 1, 2021), and reducing the project payback (including construction capital) to 3.2 years
- Continue ongoing feasibility work to optimize the PEA results and a final feasibility study expected to be completed by December 31, 2020
- Amended and restated shareholders agreement signed by B2Gold and AGA on December 23, 2019 under which B2Gold agreed to sole fund the next $13.9 million of expenditures on the Gramalote Project, following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture (currently 48.3% B2Gold and 51.7% AGA)
- Exploration drilling is ongoing at the Trinidad deposit, with additional drilling at the Monjas zone to commence later in 2020

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2Gold is currently completing approximately 42,500 metres of infill drilling at Gramalote Ridge to convert existing Inferred Mineral Resources to an Indicated category, and 7,645 metres of geotechnical drilling for site infrastructure.

Gramalote Project Mineral Resource Estimate

The Mineral Resource estimate for the overall Gramalote Project (100% basis), effective December 31, 2019, within a pit shell run at a gold price of $1,500 per ounce, includes:

Indicated Mineral Resource Estimate

Area	Tonnes	Gold grade (g/t)	Contained Gold Ounces
Gramalote Sulphide	78,200,000	0.85	2,140,000
Total Indicated Resources	**78,200,000**	**0.85**	**2,140,000**

Inferred Mineral Resource Estimate

Area	Tonnes	Gold grade (g/t)	Contained Gold Ounces
Gramalote Oxide	6,000,000	0.61	120,000
Trinidad Oxide	3,100,000	0.55	50,000
Subtotal Oxide Inferred	*9,100,000*	*0.59*	*170,000*
Gramalote Sulphide	105,600,000	0.70	2,370,000
Trinidad Sulphide	14,400,000	0.62	290,000
Subtotal Sulphide Inferred	*120,100,000*	*0.69*	*2,660,000*
Total Inferred Resources	**129,200,000**	**0.68**	**2,830,000**

Notes:
1. Mineral Resources have been classified using the CIM Standards.
2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3. The Qualified Person for the Mineral Resource estimate is Tom Garagan, P.Geo., B2Gold's Senior Vice President, Exploration.
4. Mineral Resources are reported on a 100% project basis (B2Gold currently holds a 48.3% attributable interest with the remaining 51.7% interest held by AGA).
5. Mineral Resources for Gramalote assume metallurgical recoveries of 83.9% for oxide and 95% for sulphide, and operating cost estimates of an average mining cost of $2.13/t mined, processing cost of $3.35/t processed for oxide and $6.58/t processed for sulphide, general and administrative cost of $1.89/t processed and selling cost of $50.52/oz produced.
6. Mineral Resources for Trinidad assume metallurgical recoveries of 81.7% for oxide and 90.9% for sulphide, and operating cost estimates of an average mining cost of $1.82/t mined, processing cost of $3.35/t processed for oxide and $6.58/t processed for sulphide, general and administrative cost of $1.89/t processed and selling cost of $50.52/oz produced.
7. Mineral Resources for Gramalote and Trinidad are reported at cut-offs of 0.15 g/t gold for oxide and 0.20 g/t gold for sulphide.
8. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

PEA Overview

The Gramalote Project is located in central Colombia, approximately 230 kilometres ("**km**") northwest of Bogota and 120 km northeast of Medellin, in the Province of Antioquia which has expressed a positive attitude towards the development of responsible mining projects in the region. The PEA was prepared by B2Gold and evaluates recovery of gold from a an open pit mining operation that will move up to 143,000 tonnes per day ("**tpd**") (50.0 Mtpa), with a 30,137 tpd (11.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bullion. The PEA is based solely on production from the Gramalote Ridge deposit and does not include potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate (see above), and the Monjas West zone. The Mineral Resource estimate for Gramalote Ridge that forms the basis for the PEA includes Indicated Mineral Resources of 70,110,000 tonnes grading 0.92 g/t gold for a total of 2,070,000 ounces of gold, and Inferred Mineral Resources of 79,030,000 tonnes grading 0.79 g/t gold for a total of 2,010,000 ounces of gold.

The PEA updates and enhances the previous studies on the Gramalote Project in several areas, including:

- For Gramalote Ridge, additional drilling has been completed, and a new Mineral Resource model has been developed
- The PEA is based solely on Gramalote Ridge Mineral Resources, where the previous studies included mining and processing ore from Trinidad deposit and the Monjas West zone
- Recent metallurgical test work has resulted in slightly lower processing costs and improved economics
- The new Mineral Resource model for Gramalote Ridge includes new interpretations of higher grade ore zones and has allowed more efficient mine optimization, which has resulted in higher grade ore being fed to the plant during the first years of production, significantly improving project economic
- Due to better defined high-grade zones in Gramalote Ridge in the block model, the overall gold grade for the PEA is 0.85 g/t, which is significantly higher than previous studies

Accelerated mining is planned in the early years of production to provide higher grade feed to the plant while stockpiling lower grade material. The final four years of plant feed are from low grade stockpiles and oxide ore. Oxide ore, which only makes up about 3% of the plant feed, will be stockpiled and processed at the very end of the project life as blending this material with the fresh ore does not yield optimal gold recoveries.

The PEA assumptions include revenues using a gold price of $1,350 per ounce and current prices for fuel, reagents, labor, power and other consumables. The key parameters of the PEA are presented in the following table (100% basis):

Production Profile	
Contained gold ounces processed (Mozs)	4.082
Gold Recovery (%)	94.3
Average gold grade	0.85 g/t
Gold ounces produced (Mozs)	3.85
Average gold production for the first five years (ounces)	416,600
Average Annual gold production (ounces)	283,990
Mine Life (years)	13.6
Ore tonnes processed (Mt)	149
Waste material mined (Mt)	288
Waste to Ore strip ratio	1.93
Project Economics - $1,350 per ounce gold price	
Construction Capital ($M)	901
Sustaining Capital ($M)	103
Gross gold revenue ($M)	5,198
Net Cash Flow (pre-tax) ($M)	1,827
Net Cash Flow (after tax) ($M)	1,283
$NPV_{5.0\%}$ (pre-tax) ($M)	1,027
$NPV_{5.0\%}$ (after tax) ($M)	671
IRR (after tax) (%)	18.1
Payback (years)	3.6
Unit Operating Costs	
LOM Cash Operating Costs (mining, processing & site G&A) ($/oz gold)	544
LOM All-In Sustaining Costs ("AISC") (Cash Operating Costs + royalties, corporate G&A, selling costs and silver credits, and excluding pre-production capital costs) ($/oz gold)	648
LOM All-in Cost (AISC and pre-production capital costs) ($/oz gold)	882
Average LOM mining cost ($/t mined)	2.16
Average LOM processing cost ($/t processed)	5.61

Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential, to become a large low-cost open pit gold mine, subject to completion of ongoing infill drilling and the results of a final feasibility study expected by the end of 2020. The Gramalote Project has several key infrastructure advantages, including:

- Reliable water supply – high rainfall region and located next to the Nus River
- Adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 kilometres of the site
- Proximity to the national electricity grid with ample low-cost power and stable record of hydroelectric power
- Skilled labor workforce within Colombia

In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including:

- Excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs
- Relatively low strip ratio in the mine (1.9:1)
- Ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics

The PEA is subject to a number of assumptions and risks, including among others, that a Modified Environment Impact Study and a Modified Project Implementation plan will be approved within the required timeline, all required permits and other rights will be obtained in a timely manner, the Gramalote Project will have the support of the local government and community, the regulatory environment will remain consistent and no material increase will have occurred to the estimated costs.

Economic Sensitivities

Gramalote is a large, low grade, low cost project and sensitive to the gold price, as demonstrated in the following table:

Gold Price ($/ounce)	NPV$_{5\%}$ ($M)		After Tax IRR (%)
	Pre Tax	Post Tax	
$1,250	$783	$497	15.2%
$1,300	$905	$585	16.7%
$1,350	$1,027	$671	18.1%
$1,400	$1,150	$757	19.4%
$1,450	$1,272	$842	20.7%
$1,500	$1,394	$928	21.9%
$1,550	$1,516	$1,014	23.2%
$1,600	$1,638	$1,099	24.3%
$1,650	$1,761	$1,185	25.5%

Project Next Steps

B2Gold and AngloGold have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37 million through the end of 2020. This budget will fund 42,500 metres of infill drilling to convert existing Inferred Mineral Resources to the Indicated category, and 7,645 metres of geotechnical drilling for site infrastructure. The Company currently expects to complete all drilling by the end of May 2020. In addition, the budget will fund feasibility work including an updated Mineral Resource estimate, detailed mine planning, ongoing environmental studies, additional metallurgical test work, engineering and detailed economic analysis.

The Gramalote joint venture will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with government and local communities on social programs. B2Gold, as manager, plans to continue the feasibility work with the goal of B2Gold completing a final feasibility study by December 31, 2020. Due to the amount of work completed by AGA over the past several years, including extensive testing programs, the work with local communities and small miners, and the high level of engineering performed in 2017 for an internal study, the work remaining to reach final feasibility is not extensive. The main work program for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resources to the Indicated category.

The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the joint venture.

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters and the Mineral Resource estimate contained in this news release.

Bill Lytle, Senior Vice President, Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release. Mr. Lytle has visited the Gramalote Project several times since 2009 and has reviewed the mining operations and has reviewed the technical aspects of the PEA that form the basis for this release.

About B2Gold Corp.

B2Gold is a low-cost senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has three operating gold mines and numerous exploration and development projects in various countries including the Philippines, Namibia, Mali and Colombia. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company's

external auditors. Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 21, 2020

By:	/s/ M E SANZ PEREZ
Name:	M E Sanz Perez
Title:	EVP: Group Legal, Commercial & Governance